Exhibit 6

40 North Increases Offer for W.R. Grace to

$65 Per Share

Offer Provides Immediate Cash to Grace Shareholders at 62% Premium

January 11, 2021—40 North Management LLC (“40 North”) today sent a letter to the Board of Directors of W.R. Grace & Co (NYSE: GRA) (“Grace” or the “Company”) increasing its offer to acquire all of the outstanding shares of common stock for $65 per share in cash. The offer represents a 62% premium over Grace’s closing share price on October 13, 2020, the day prior to 40 North filing a Schedule 13D/A with the Securities and Exchange Commission disclosing the resignation of the 40 North representative from the Grace Board of Directors.

The full text of the letter follows:

January 11, 2021

Board of Directors

W.R. Grace & Co.

7500 Grace Drive

Columbia, MD 21044

Dear Members of the Board:

Approximately two months ago, we wrote to you to communicate a proposal (the “November Proposal”) to acquire 100% of the outstanding share capital of W.R. Grace & Co. (“Grace” or the “Company”) for $60 per share in cash. The November Proposal represented a 50% premium over the Company’s unaffected share price1 and a 42% premium over the Company’s unaffected 30-day volume-weighted average price (“VWAP”).2 Furthermore, we demonstrated our commitment to shareholder value by also offering to include a “go shop” provision that would allow the Grace Board of Directors (the “Board”) to solicit competing proposals following execution of a definitive purchase agreement.

Despite the compelling value, fairness and certainty of our November Proposal, the Board summarily dismissed the offer the same day it was received. The Board issued a pair of conflicting statements: that it did not see “a basis for further discussion,” but that it simultaneously “remain[ed] open to all opportunities to maximize value for shareholders.” Since that time, you have neither engaged with us, nor made any public statement about opportunities Grace is pursuing to maximize value; and Grace’s stock has languished within 0.05% of its closing price on the date of the November Proposal.3 It is even more difficult to reconcile these contradictory statements, given that Grace has nothing to show in terms of shareholder value creation, both over the last few months and in the five years since the creation of “New Grace.” Grace’s failure to even engage with us demonstrates a casual willingness to deprive shareholders of their most credible opportunity to realize immediate value. Grace’s shareholders demand, and deserve, far better than this.

1 Prior to October 14, 2020, when 40 North filed its Schedule 13D amendment.

2 Bloomberg, as of October 13, 2020.

3 Bloomberg, closing price as of November 9, 2020 versus closing price as of January 8, 2021.

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We are therefore writing to reiterate our resolve and determination to acquire Grace. To demonstrate the strength of this conviction, we are increasing our offer to $65 per share in cash (the “Proposal”). This Proposal, which does not include any financing contingency, now represents a premium of 62% over the Company’s unaffected share price1 and a 54% premium over the Company’s unaffected 30-day VWAP.2 We believe this Proposal delivers superior value to all shareholders—in stark contrast to Grace’s announced plans.

We are advised on this offer by Citi and J.P. Morgan, and they, along with Deutsche Bank and BNP Paribas, have confirmed to us in writing that they are highly confident that they will be able to arrange the necessary financing for the acquisition.

As stated previously, we have conducted extensive due diligence and analysis based on publicly available information and can reconfirm that our remaining diligence requirements are strictly confirmatory in nature and can be completed on an accelerated basis.

Grace offers a strong and unique—but unrealized—value proposition that can make it a standout player in the world of specialty chemicals. Allowing the Company to continue along its current path, however, guarantees only that the value destruction at Grace will continue and worsen, consistent with its track record since the spin-off of GCP in 2016. Total shareholder return since the spin-off is -37% (underperforming the XLB Index by 113%, Russell 1000 by 141% and the S&P 500 by 138%)[4] and Grace’s multiple has contracted 4.5x over the same period.5 To date, the Company has provided its shareholders with no compelling reason as to why things should turn out differently. As a private company, Grace would be able to quickly and decisively undertake critical actions to arrest its steady decline and turn the tide towards enhanced profitability and growth. For the Company’s existing shareholders, a take-private transaction would offer an opportunity to realize immediate liquidity at a value that far exceeds what Grace will be able to achieve on its current course.

Our Proposal remains subject to the execution of definitive transaction documentation and completion of the confirmatory due diligence described above. We are firmly committed to this transaction and we stand ready to meet with you and your advisers immediately to discuss next steps and a mutually beneficial outcome for all constituencies. We expect that, in the best interests of your shareholders, we can begin negotiating a transaction on the basis of this compelling proposal without delay.

Sincerely,

/s/ David J. Millstone	/s/ David S. Winter

4 Bloomberg, Total return includes dividends reinvested at spot price, as of October 13, 2020.

5 Bloomberg, NTM EV / Best EBITDA as of October 13, 2020.

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About 40 North:

40 North is a fundamentally-based investment platform focused on public equities that takes concentrated, long-term positions across a range of sectors and leverages deep industrial knowledge to create value for all stakeholders.

Investor Contact:

Scott Winter / Jonathan Salzberger

Innisfree M&A Incorporated

(212) 750-5833

Media Contacts:

Lex Suvanto

Edelman

Lex.Suvanto@edelman.com

(646) 775-8337

Patrick Ryan

Edelman

Patrick.Ryan@edelman.com

(610) 306-7536

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